SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Oplink Communications, Inc.

(Name of Subject Company)

Oplink Communications, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68375Q403

(CUSIP Number of Class of Securities)

Stephen M. Welles

Senior Vice President and General Counsel

46335 Landing Parkway

Fremont, CA 94538

(510) 933-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

Scott A. Anthony, Esq.

Jack S. Bodner, Esq.

Covington & Burling LLP

333 Twin Dolphin Drive

Suite 700

Redwood Shores, CA 94065-1418

(650) 632-4700

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Oplink Communications, Inc., a Delaware corporation (“Oplink”), initially filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on December 3, 2014, Amendment No. 2 filed with the SEC on December 5, 2014, Amendment No. 3 filed with the SEC on December 8, 2014 and this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Koch Optics, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (the “Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, and the associated preferred share purchase rights (collectively, the “Shares”), of Oplink, at a purchase price of $24.25 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2014, and in the related Letter of Transmittal, copies of which were filed with the Schedule 14D-9 and incorporated by reference as Exhibits (a)(1) and (a)(2) thereto, and are incorporated herein by reference.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph at the end of the subsection entitled “Litigation” to read as follows:

“On December 9, 2014, a verified shareholder class action complaint was filed in the Court of Chancery of the State of Delaware captioned Calenoff v. Oplink Communications, Inc., et. al., Case No. 10438- (the “Calenoff Complaint”). The following summary of the Calenoff Complaint is qualified in its entirety by reference to the Calenoff Complaint, which a copy of the Calenoff Complaint is filed as Exhibit (a)(5)(B) to the Schedule TO, and is incorporated by reference herein. The Calenoff Complaint names as defendants Oplink, each member of the Oplink board of directors (the “Individual Defendants”), Koch Industries and the Purchaser. The Calenoff Complaint generally alleges that the Individual Defendants breached their fiduciary duties and that Oplink, Koch Industries and the Purchaser aided and abetted these purported breaches of fiduciary duties. The Calenoff Complaint includes allegations, among other allegations, that the Individual Defendants have failed to sufficiently inform themselves of Oplink’s value, pursued their own interests at the expense of shareholders, and initiated a rushed process to sell Oplink at a price that does not reflect Oplink’s true value. The Calenoff Complaint also alleges that the Individual Defendants breached their fiduciary duties by failing to include in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 24, 2014 material information concerning Oplink’s financial information and the review and analysis of the transaction by the Individual Defendants and by the financial advisors to Oplink. The relief sought includes, among other things, a preliminary and permanent injunction prohibiting the completion of the proposed transaction, rescission (to the extent the proposed transaction has been completed), damages in an unspecified amount, and the payment of the plaintiffs’ attorneys’ fees and costs. Oplink, Koch Industries and the Purchaser believe that the Calenoff Complaint is without merit and intend to vigorously defend the action.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(12)

Class Action Complaint, dated December 9, 2014 (Calenoff v. Oplink Communications Inc. et al)(incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO/A filed on December 10, 2014, by Parent and Purchaser).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oplink Communications, Inc.

	By:	/s/ Stephen M. Welles
		Name:	Stephen M. Welles
		Title:	Senior Vice President and General Counsel

Dated: December 10, 2014